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                            EXHIBIT 8
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                                   -------------------, 1994

The Boards of Directors of
B-M Homes, Inc., Macon Homes, Inc.
Marbel Homes, Inc., Margolin Bros.
Appliance Co., Margolin Bros. Realty Co.,
National Builders, Inc., Arkansas Home
Loan Company, National Home Loan
Company, Inc. and National Home Loan
Company of Mississippi, Inc.
c/o Steve R. Graber, Esq.
    Vice President and Counsel
    National Mortgage Company
    4041 Knight Arnold Road
    Memphis, Tennessee 38118

Gentlemen:

    You (herein collectively referred to as the ``Companies'') have requested our opinion as to certain federal income tax consequences under the Internal Revenue Code of 1986, as amended (the ``Code''), resulting from the proposed mergers (the ``Mergers'') of each of you with special purpose acquisition subsidiaries of Boatmen's Bancshares, Inc. (``Boatmen's''), pursuant to the terms of the Merger Agreement, dated July 7, 1994 (the ``Merger Agreement''), between the Companies and Boatmen's among other parties. This opinion is being delivered to satisfy the condition in Section 10.02(h) of the Merger Agreement. All terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

    In rendering our opinion we have assumed the Merger will occur in accordance with the terms of the Merger Agreement and the Joint Proxy Statement/Prospectus dated September ___, 1994 (the ``Proxy Statement''), that no other arrangements between the parties to the Merger Agreement or any stockholders thereof exists other than those described in the Merger Agreement, or the Proxy Statement and we have relied on, and assume to be accurate as of the date hereof, the written representations and covenants of Boatmen's, each of the Companies and your shareholders contained in the representation letters delivered to us.

    Our opinions are based on current law and such other authorities as we have considered relevant, including administrative and judicial interpretations, any or all of which are subject to change with retroactive effect.

    In rendering our opinions we have found no legal precedent or authority applying the reorganization provisions of the Internal Revenue Code to a multiple corporate structure substantially similar to that involved in the instant transaction. For that reason, there can be no assurance that, if challenged by the Internal Revenue Service, a court necessarily would agree with our conclusions as to each of the Companies. We do believe, however, that if the issue is ever properly litigated, a court would agree with our conclusions. Nevertheless, the question is not entirely free from doubt. Subject to that reservation, we are of the opinion that:

    (i) Each such Merger will constitute a reorganization within the meaning of Section 368(a) of the Code;

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    (ii) No gain or loss will be recognized by the holders of shares of stock of any Company as a result of the exchange of such shares for Boatmen's Common Stock (except for cash received in lieu of fractional shares);

    (iii) The basis of shares of Boatmen's Common Stock received by such holders will be the same as the basis of the shares of stock exchanged therefor; and

    (iv) The holding period of the shares of Boatmen's Common Stock received by such holders will include the holding period of the shares of stock exchanged therefor, provided such shares were held as capital assets as of the Effective time.

    We can provide no assurance that the legal authorities upon which this opinion is based will not be amended, revoked or modified in a manner which would affect or change our opinions. Furthermore, should any of the representations or covenants on which our opinion is based prove to be inaccurate, as of the date hereof, our opinions may change.

                                   Very truly yours,


                                   ANDREWS & KURTH L.L.P.